Exhibit 3.2

FIRST AMENDMENT

TO THE FOURTH AMENDED AND RESTATED BYLAWS

OF

THE CHILDREN’S PLACE, INC.

(a Delaware corporation)

THE CHILDREN’S PLACE, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), DOES HEREBY CERTIFY:

1.	That the Board of Directors duly adopted resolutions proposing to amend the Company’s Fourth Amended and Restated Bylaws (the “Bylaws”), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders.

2.	That this First Amendment to the Bylaws, which amends the provisions of the Company’s Bylaws, was duly adopted by the Board of Directors in accordance with Section 109(a) of the General Corporation Law and Article X of the Company’s Amended and Restated Certificate of Incorporation (the “Amended and Restated Charter”).

3.	That the Corporation’s Bylaws be amended to read as follows effective upon the filing of the Company’s Amended and Restated Charter with the Delaware Secretary of State:

a.           Article II, Section 2(d) of the Company’s Fourth Amended and Restated Bylaws is amended and restated as follows:

“(d)          Election. At the annual meeting of stockholders, the stockholders will elect by a vote in accordance with the terms of the Certificate of Incorporation and of these Bylaws the directors to succeed those whose terms expire at such meeting. Any director may resign at any time upon written notice to the Corporation.”

4.	That except as provided herein, the Company’s Bylaws remain in full force and effect.

IN WITNESS WHEREOF, this Amendment to the Company’s Fourth Amended and Restated Bylaws has been executed by a duly authorized officer of this corporation on this 6th day of June, 2014.

THE CHILDREN’S PLACE, INC.

By:	/s/ Bradley P. Cost
Bradley P. Cost
Senior Vice President,
General Counsel and Secretary